UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 20, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 19, 2013 announcing changes to Turkcell’s Board committees.

Istanbul, August 19, 2013

ANNOUNCEMENT REGARDING THE BOARD COMMITTEES

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Special Subjects:

The following decisions have been made during the Board of Directors meeting of our Company convened on August 19, 2013:

-	Ahmet Akça was elected as the chairman of the Board of Directors of our Company.

-
The Audit Committee is to be composed of the following Independent members of our Board of Directors; Ahmet Akça, Atilla Koç and Mehmet Hilmi Güler. Ahmet Akça was elected as the chairman of the Audit Committee.

-
The Early Detection of Risk Committee is to be composed of Mehmet Hilmi Güler, Mehmet Bostan and Bekir Pakdemirli. Mehmet Hilmi Güler was elected as the Chairman of the Early Detection of Risk Committee.

-	The Corporate Governance Committee is to be composed of Mehmet Hilmi Güler, Mehmet Bostan and Bekir Pakdemirli. Mehmet Hilmi Güler was elected as the Chairman of the Corporate Governance Committee.

-	The Compensation Committee is to be composed of Atilla Koç, Mehmet Hilmi Güler and Mehmet Bostan. Atilla Koç was elected as the Chairman of the Compensation Committee.

-	The Nomination Committee is to be composed of Ahmet Akça, Mehmet Hilmi Güler, Atilla Koç, Mehmet Bostan and Bekir Pakdemirli. Ahmet Akça was elected as the Chairman of the Nomination Committee.

On a separate note, Our Company will disclose its second quarter 2013 consolidated financial statements on August 22, 2013.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 20, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 20, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director